FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Dec 23, 2004

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 23, 2004

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 659 - 2º andar 05093-901 - São Paulo - SP – Brasil Tel. 55 11 3649-3130 Fax 55 11 3649-1785 www.sadia.com.br

MARKET ANNOUNCEMENT

ACQUISITION OF "SÓ FRANGO PRODUTOS ALIMENTÍCIOS LTDA"

Sadia S.A. announces that has acquired 100% of the shares of "Só Frango Produtos Alimentícios Ltda". The value of the transaction corresponds to US$ 26.5 million, to be paid with the Company's own resources. Sadia will assume the control of Só Frango's operations on January 3rd, 2005.

Initially, Sadia had offered "Só Frango" a partnership similar to other existing partnership agreements it has with Globoaves and Minuano. Under this proposal, Sadia would purchase 100 thousand of the 150 thousand birds slaughtered daily by the Company, headquartered in Brasília - DF. However, due to the investment needs to enable "Só Frango" to comply with this demand, the negotiation has evolved into an acquisition.

"Só Frango" is active in poultry slaughtering and processing as well as in the production of animal feed meal. Its product line ranges from whole chicken, special frozen and chilled cuts to sausages and cold cut meats.

With 1,700 employees, "Só Frango" is expected to post R$ 220 million on gross revenues in 2004 and a slaughtering capacity of 150 thousand birds/day. Sadia intends to expand this capacity over the next five years to 400 thousand birds/day, which should generate 4 thousand new direct jobs in the acquired company and around 12 thousand indirect jobs. All operations with out growers and suppliers, as well as "Só Frango's" job positions, will be maintained. Half of "Só Frango's" production will be sold to the domestic market and the rest will be exported, similar to Sadia's operations' model in the poultry segment.

Through this acquisition, Sadia strengthens its presence in the central region of Brazil close to raw material producers and to Brazil's main centers of consumption. Sadia now detains 14% of Brazilian chicken production, broadening its market leadership.

Within the legally required timeframe, Sadia will request transaction approval to the government's anti-trust regulating agencies.

Concórdia, December 22, 2004 SADIA S.A. Luiz Gonzaga Murat Júnior CFO